Exhibit (a)(1)(C)

Offer to Purchase for Cash

20.0% of the Issued and Outstanding Common Shares

of

AVOLON HOLDINGS LIMITED

at

$26.00 Per Common Share

Pursuant to the Offer to Purchase Dated July 31, 2015

by

GLOBAL AVIATION LEASING CO., LTD.,

an indirect wholly-owned subsidiary of

BOHAI LEASING CO., LTD.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF AUGUST 27, 2015, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., is making an offer to purchase a number of common shares, par value $0.000004 per share (the “Shares”), of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”), equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer (as defined below), rounded up to the nearest whole Share, at a price of $26.00 per Share in cash, without interest thereon, less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 31, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares that are registered in your name or in the name of your nominee. Enclosed herewith are copies of the following documents:

1.	The Offer to Purchase, dated July 31, 2015;

2.	The Letter of Transmittal, including a Substitute Form W-9 relating to backup federal income tax withholding, for your use and for the information of your clients;

3.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to U.S. backup federal income tax withholding; and

5.	A return envelope addressed to American Stock Transfer & Trust Company, LLC, which is acting as the depositary in connection with the Offer (the “Depositary”), for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer expires at 12:00 Midnight, New York City time, at the end of August 27, 2015, unless the Offer is extended. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer (including any extension thereof) and, unless already accepted for payment and paid for by Offeror pursuant to the Offer, may also be withdrawn at any time after the 60-day period after commencement of the Offer.

The Offer is not conditioned upon receipt of financing. The Offer is, however, conditioned upon the satisfaction or waiver of other conditions described in Section 14 of the Offer to Purchase.

The Offer is being made pursuant to an Investment and Tender Offer Agreement, dated as of July 14, 2015, by and among the Company, Parent and Offeror (the “Investment Agreement”). Concurrently with the execution of the Investment Agreement on July 14, 2015, Offeror and the Company’s private equity shareholders (the “Sponsors”) and their syndicatees that acquired Shares directly or indirectly from one or more of the Sponsors or through the assumption of such Sponsors’ equity commitment to the Company (the “Syndicatees”) entered into an Agreement to Tender, pursuant to which the Sponsors and their Syndicatees agreed, among other things, to accept the Offer in respect of, and tender at or prior to the expiration time of the Offer, in the aggregate, 16,485,722 Shares, representing, in the aggregate, 20.0% of the total Shares outstanding as of July 1, 2015, rounded up to the nearest whole Share (based on the Company’s representation in the Investment Agreement that there were 82,428,607 Shares issued and outstanding as of July 1, 2015). The Company is currently party to a Shareholders’ Agreement dated as of December 17, 2014 (the “Existing Shareholders’ Agreement”) among the Company and the Sponsors and their Syndicatees. Upon consummation of the Offer, the Company, Offeror and the Sponsors and their Syndicatees will execute an Amended and Restated Shareholders’ Agreement of the Company, which will replace the Existing Shareholders’ Agreement and govern certain rights and obligations of the Company and Offeror and the Sponsors and their Syndicatees as holders of Shares.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary by 12:00 Midnight, New York City time, at the end of August 27, 2015.

Pursuant to the Offer, Offeror is offering to purchase a number of Shares equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer, rounded up to the nearest whole Share. If more than 20.0% of the Shares issued and outstanding as of immediately prior to the expiration time of the Offer are validly tendered and not properly withdrawn prior to the expiration of the Offer, Offeror will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for Shares tendered on a pro rata basis, adjusted by rounding to the nearest whole number of Shares tendered by each shareholder to avoid purchases of fractional Shares. The proration factor will equal a number of Shares equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer, rounded up to the nearest whole Share, divided by the number of Shares that were validly tendered and not withdrawn (with any resulting fractional Shares rounded to the nearest whole Share). If proration of tendered Shares is required, Offeror does not expect to announce the final results of proration or pay for any Shares until up to five trading days after the Expiration Time. All Shares not accepted for payment will be returned to the shareholder or, in the case of tendered Shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, promptly after the expiration or termination of the Offer.

Offeror will not pay any fees or commissions to any broker, dealer or other person (other than Georgeson Inc. (the “Information Agent”) and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Offeror will, however, upon request, reimburse brokers, dealers, banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Offeror will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Global Aviation Leasing Co., Ltd.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF OFFEROR, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.